Leading Brands, Inc.
Third Quarter Report

Period Ended November 30, 2005

Report to Shareholders

"We now have more than 10,000 chain grocery stores either
carrying or committed to TrueBlue. That listing base is increasing every month. TrueBlue is now available across Canada and in 40
U.S. states. That is quite an accomplishment in just one year."

To our Shareholders:

Gross revenue for the third quarter was $9,556,000 US [$11,265,000 Cdn] versus $7,058,000 US [$8,777,000 Cdn] the prior year, a US dollar increase of 35%. The Company's net loss for the third quarter was $551,000 US [$649,000 Cdn] or $0.04 US [$0.04 Cdn] per share, versus a net loss of $434,000 US [$539,000 Cdn] or $0.03 US [$0.04 Cdn] per share in the prior fiscal year.

Year to date gross revenue was $30,108,000 US [$36,507,000 Cdn] versus $27,553,000 US [$36,220,000 Cdn] the prior year, an increase of more than 9%. The Company reported a net loss for the first nine months of the year of $409,000 US [$471,000 Cdn] or $0.03 US [$0.03 Cdn] versus a net income of $475,000 US ($677,000 Cdn) or $0.03 US [$0.04 Cdn] per share in the first nine months of the prior fiscal year.

The difference in net income, when comparing both the quarter and year to date performance, is directly attributable to increases in sales and marketing costs particularly grocery chain slotting fees. The increased sales and mar -keting expenses were necessarily invested to support the North American-wide launch of the Company's TrueBlue blueberry brand. The Company has adopted a policy of expensing all grocery chain slotting fees over a twelve-month period and those expenses were a material cost in both the Q3 and YTD results.

If you add back our increase in spending on sales and marketing, Q3 was a much improved financial result over the same period last year. Most importantly, we are seeing material sales growth resulting from these efforts. We now have more than 10,000 chain grocery stores either carrying or committed to TrueBlue. That listing base is increasing every month. TrueBlue is now available across Canada and in 40 U.S . states. That is quite an accomplishment in just one year.

During the quarter we also experienced increased volumes in our bottling plants and in the Canadian distribution of our licensed brands, particularly Hansen's Monster Energy and Fiji Water. Year to date EBITDA was $786,000 US [$987,000 Cdn].

Leading Brands, Inc  Q3 REPORT | 1

So far this fiscal year we have committed to approximately $1,200,000 US in listing fees that are being expensed over a 12 month period. We will continue to incur those costs as we expand distribution of our brands, but as they become fully amortized we should see increasing net contribution from customers that have carried our brands for more than a year.

The Company will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX .com.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor.
The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes for -ward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

2 | Q3 REPORT - Leading Brands, Inc

Management's Discussion & Analysis
For the three months and nine months ended November 30, 2005

January 5, 2006

The following information should be read in conjunction with the Company's February 28, 2005 audited consolidated financial statements. These statements, along with the Company's annual report on Form 20-F, are available on SEDAR at www.sedar .com .

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The material differences between Canadian and US GAAP are discussed in Note 21 of the Company's annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview
Leading Brands, Inc. (the Company) and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management throughout most of North America. The Company is North America's only fully integrated premium beverage company with a coast-to-coast distribution network that supports company brands and a wide range of complementary products from other brand owners. It is also a major producer and distributor of private label products and a co-packer for major branded beverage items.

Overall Performance
The Company reported a loss of $550,880 in the three months ended November 30, 2005 compared to $433,760 in the prior year. The Company experienced net revenue growth of $2,285,010 for the quarter, a 33% increase over the same quarter of the prior year. Gross margin increased $803,235 as a result of the increase in revenue but was offset by an increase in selling, general and administration (SG&A) expenses of $888,181 resulting in a net loss comparable to the same quarter in the prior year. The increase in SG&A expenses is primarily attributable to increases in the Company's sales force and marketing costs to promote the Company's new brands and the expensing of listing fees in the amount of $307,400 for the current quarter compared to $1,300 in the same quarter of the prior year. The Company continues to focus on increasing the distribution of its brands and building its co-pack business while controlling overhead costs.

Results of Operations
INTRODUCTION
The Company is involved in two main business functions (i) the distribution of the Company's brands and other licensed brands, principally in North America and (ii) the operation of two bottling plants. The plants produce the Company's branded beverages and provide bottling services to large co-pack customers and national grocery chains for their proprietary products. The Company's distribution division markets and sells the Company's branded beverage products and other food and beverage products licensed to the Company, through an 'Integrated Distribution System' (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores.

The Company's goal is to grow profitable sales by increasing distribution of the Company's branded beverage and food products, securing additional volume from its existing co-pack customers and obtaining new production contracts from customers requiring bottling services. The Company's major focus is to accomplish this while incurring controlled increases in selling, general and administrative costs to create increased profit for the Company.

SALES
Quarter ended November 30, 2005

	Quarter ended	Quarter ended
	November 30	November 30
Revenue	2005	2004	Change
Bottling Plant	$3,507,583	$2,687,859	$819,724
Distribution and Other	$6,048,852	$4,369,650	$1,679,202
Total Gross Revenue	$9,556,435	$7,057,509	$2,498,926
Discounts, allowances	($ 407,186)	($ 193,270)	($ 213,916)
and Rebates
Net Revenue	$9,149,249	$6,864,239	$2,285,010

Gross sales for the quarter ended November 30, 2005 were $9,556,435 compared to $7,057,509 for the previous year, representing an increase of 35%. The increase in plant rev-

Leading Brands, Inc - Q3 REPORT | 3

enue of $819,724 is a result of an increase in co-packing revenue of $1,385,653 from the Company’s main co-pack customers, offset by a decrease in revenue from sales to customers where the customer supplies the raw materials of $565,929, largely due to the discontinuance of production of SoBe® and minor private label brands. The increase in distribution and other revenue of $1,679,202 consists of an increase in revenue of the Company’s own brands of $755,717, largely due to the Company’s new TrueBlue® product, an increase in sales of licensed brands and other revenue of $1,008,086, largely due to Hansen’s® products and Fiji Water®, offset by a decrease in revenue from food products of $84,601. Sales discounts, allowances and rebates for the quarter ended November 30, 2005 were $407,186 compared to $193,270 for the previous year. This represents an increase in sales discounts, allowances and rebates related to the sales of the Company’s owned and licensed brands in the amount of $215,818 offset by a decrease in volume rebates related to the bottling plant in the amount of $1,902.

Nine months ended November 30, 2005

	Nine months	Nine months
	ended	ended
	November 30	November 30
Revenue	2005	2004	Change
Bottling Plant	$12,075,895	$13,750,645	($ 1,674,750)
Distribution and Other	$18,031,698	$13,802,349	$4,229,349
Total Gross Revenue	$30,107,593	$27,552,994	$2,554,599
Discounts, allowances and Rebates	($ 970,605)	($ 610,286)	($ 360,319)
Net Revenue	$29,136,988	$26,942,708	$2,194,280

Gross sales for the nine months ended November 30, 2005 were $30,107,593 compared to $27,552,994 for the previous year, representing an increase of 9.3% . The decrease in plant revenue of $1,674,750 is a result of an increase in co-packing revenue of $2,342,282, from the Company’s main co-pack customers, offset by a decrease in revenue from sales to customers where the customer supplies the raw materials of $4,017,032, largely due to the discontinuance of production of SoBe® and minor private label brands. The increase in distribution and other revenue of $4,229,349 consists of an increase in revenue of the Company’s own brands of $1,367,025, largely due to the Company’s new TrueBlue® product, an increase in sales of licensed brands and other revenue of $2,649,108, largely due to Hansen’s® products and Fiji Water® and an increase in revenue from food products of $213,216. Sales discounts, allowances and rebates for the nine months ended November 30, 2005 were $970,605 compared to $610,286 for the previous year. This represents an increase in sales discounts, allowances and rebates related to the sales of the Company’s owned and licensed brands in the amount of $376,076 offset by a decrease in volume rebates related to the bottling plant in the amount of $15,757.

COST OF SALES AND MARGIN
Quarter ended November 30, 2005

	Quarter ended	Quarter ended
	November 30	November 30
Cost of Sales	2005	2004	Change
Bottling Plant	$2,202,264	$1,886,156	$316,108
Distribution and Other	$4,374,580	$3,208,913	$1,165,667
Total	$6,576,844	$5,095,069	$1,481,775

Cost of sales for the quarter ended November 30, 2005 was $6,576,844 compared to $5,095,069 for the previous year, representing an increase of 29%. The increase in plant cost of sales of $316,108 is a result of an increase in co-packing cost of sales of $693,946 from the Company’s main co-pack customers, offset by a decrease in cost of sales from sales to customers where the customer supplies the raw materials of $377,838, largely due to the discontinuance of production of SoBe® and minor private label brands. The increase in distribution and other cost of sales of $1,165,667 consists of an increase in cost of sales of the Company’s own brands of $542,603, largely due to the Company’s new TrueBlue® product, an increase in cost of sales of licensed brands and other products of $636,911, largely due to Hansen’s® products and Fiji Water®, offset by a decrease in cost of sales from food products of $13,847.

Nine months ended November 30, 2005

	Nine months	Nine months
	ended	ended
	November 30	November 30
Cost of Sales	2005	2004	Change
Bottling Plant	$6,885,663	$8,829,558	($ 1,943,895)
Distribution and Other	$13,391,067	$10,116,326	$3,274,741
Total	$20,276,730	$18,945,884	$1,330,846

Cost of sales for the nine months ended November 30, 2005 was $20,276,730 compared to $18,945,884 for the previous year, representing a increase of 7%. The decrease in plant cost of sales of $1,943,895 is a result of an increase in co-packing cost of sales of $1,573,997 from the Company’s main co-pack customers, offset by a decrease in cost of sales from sales to customers where the customer supplies the raw materials of $3,517,892, largely due to the discon-

4 | Q3 REPORT - Leading Brands, Inc

tinuance of production of SoBe® and minor private label brands. The increase in distribution and other cost of sales of $3,274,741 consists of an increase in cost of sales of the Company’s own brands of $1,118,130, largely due to the Company’s new TrueBlue® product, an increase in cost of sales of licensed brands and other products of $1,846,978, largely due to Hansen’s® products and Fiji Water® and an increase in cost of sales from food products of $309,633.

Quarter ended November 30, 2005

	Quarter ended	Quarter ended
	November 30	November 30
Margin	2005	2004	Change
Bottling Plant	$1,260,280	$754,761	$505,519
Distribution and Other	$1,312,125	$1,014,409	$297,716
Total	$2,572,405	$1,769,170	$803,235
Margin percentage	28.1%	25.8%	2.3%

Margin for the quarter ended November 30, 2005 was $2,572,405 compared to $1,769,170 for the previous year, representing an increase of 2.3% . The increase in plant margin of $505,519 is a result of an increase in co-packing margin of $693,610 from the Company’s main co-pack customers, offset by a decrease in margin from sales to customers where the customer supplies the raw materials of $188,091, largely due to the discontinuance of production of SoBe® and minor private label brands. The increase in distribu -tion and other margin of $297,716 consists of an increase in margin from the Company’s own brands of $139,203, largely due to the Company’s new TrueBlue® product, an increase in margin from licensed brands and other products of $264,661, largely due to Hansen’s® products and Fiji Water®, offset by a decrease in margin from food products of $106,148.

Nine months ended November 30, 2005

	Nine months	Nine months
	ended	ended
	November 30	November 30
Margin	2005	2004	Change
Bottling Plant	$5,035,163	$4,750,261	$284,902
Distribution and Other	$3,825,095	$3,246,563	$578,532
Total	$8,860,258	$7,996,824	$863,434
Margin percentage	30.4%	29.7%	0.7%

Margin for the nine months ended November 30, 2005 was $8,860,258 compared to $7,996,824 for the previous year, representing an increase of 0.7% . The increase in plant margin of $284,902 is a result of an increase in co-packing mar-gin of $784,043 from the Company’s main co-pack customers, offset by a decrease in margin from sales to customers where the customer supplies the raw materials of $499,141, largely due to the discontinuance of production of SoBe® and minor private label brands. The increase in distribution and other margin of $578,532 consists of an increase in margin from the Company’s own brands of $110,240, largely due to the Company’s new TrueBlue® product, an increase in margin from licensed brands and other products of $623,023, largely due to Hansen’s® products and Fiji Wa-ter®, offset by a decrease in margin from food products of $154,731.

SELLING, GENERAL AND ADMINISTRATION EXPENSES
For the quarter ended November 30, 2005 these expenses increased $888,181 from $2,017,131 to $2,905,312, or 44%. Selling and marketing expenses increased $605,732 due to an increase in listing fee expenses of $306,103 and increased selling and marketing expenditures to promote the Company’s new brands while plant, warehousing and administration expenses increased by $282,449 due to higher sales and production volumes.

For the nine months ended November 30, 2005 these expenses increased $1,653,327 from $6,393,623 to $8,046,950, or 25.9%. Selling and marketing expenses increased $1,288,706 due to an increase in listing fee expenses of $443,680 and increased selling and marketing expenditures to promote the Company’s new brands while plant, warehousing and administration expenses increased by $364,621 due to higher sales and production volumes.

OTHER EXPENSES
Depreciation for the quarter ended November 30, 2005 remained consistent with the prior year at $219,740 compared to $228,183 and the nine months ended November 30, 2005 at $635,744 compared to $647,459. Amortization of deferred costs for the quarter ended November 30, 2005 remained consistent with the prior year at $23,415 compared to $21,217. For the nine months ended November 30, 2005 amortization of deferred costs increased from $55,422 to $68,054 due to the amortization of product development costs for the Company’s new products, TrueBlue®, Brand X Originals® and Infinity™. Interest increased for the quarter by $7,112 from $82,589 in the prior year to $89,701 for the current year, and $16,943 for the nine months ended No-vember 30, 2005 from $234,572 to $251,515 mostly due to currency translation. Interest for the nine months ended November 30, 2005 was slightly lower in Canadian funds. In nine months ended November 30, 2004 the Company

Leading Brands, Inc - Q3 REPORT | 5

recorded other income of $666,547 from the settlement of certain disputes and resultant contract cancellations which was non recurring.

INCOME TAXES
In the quarter ended November 30, 2005, the Company recorded an increase to the future income tax asset in the amount of $141,944 compared to $142,081 in the prior year and a reduction to the future income tax asset of $239,326 in the nine months ended November 30, 2005 compared to $859,514 in the prior year corresponding to the operating results in the Canadian operating entity. Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Although the Company has tax loss carry-forwards and other future income tax assets, there is uncertainty as to utilization of the full amount of these future income tax assets. Accordingly, the future income tax asset amounts have been partially offset by an uncertainty provision. The Company may from time to time record income tax expense during the same period that it records a net loss when one or more of its subsidiaries generate taxable net income in a period and one or more others generate net losses that exceed the net income from the profitable subsidiary or subsidiaries.

Summary of Quarterly Results

	November 30		August 31		May 31		February 28/29
	2005	2004	2005	2004	2005	2004	2005	2004
Net sales / operating revenue	$9,149,249	$6,864,239	$11,010,904	$10,793,438	$8,976,834	$9,285,031	$6,623,496	$7,215,125
Income (loss)	($ 550,880)	($ 433,760)	($ 158,101)	$512,429	$300,436	$396,336	$150,638	($ 1,585,232)
Income (loss) per share	($0.04)	($0.03)	($0.01)	$0.03	$0.02	$0.03	$0.01	($0.10)
Net Income (loss) per share,	($0.04)	($0.03)	($0.01)	$0.03	$0.02	$0.03	$0.01	($0.10)
fully diluted

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The new stock based compensation rules create a non-cash expense to sales general and administration expenses. Income/ loss by quarter would be as follows without this expense:

	November 30		August 31		May 31		February 28/29
	2005	2004	2005	2004	2005	2004	2005	2004
Income (loss)	($ 550,880)	($ 433,760)	($ 158,101)	$512,429	$300,436	$396,336	$150,638	($ 1,585,232)
Stock based compensation	$55,165	$15,023	$97,704	$155,053	$60,210	$68,131	$68,205	$12,911
Income (loss) excluding stock based	($ 495,715)	($ 418,737)	($ 60,397)	$667,482	$360,646	$464,467	$218,843	($ 1,572,321)
compensation expense

6 | Q3 REPORT - Leading Brands, Inc

Liquidity and Capital Resources
As at November 30, 2005 the company had negative working capital of $780,539 compared to negative working capital of $899,375 at February 28, 2005. Bank indebtedness at November 30, 2005 was $3,551,248 compared to $2,512,897 for the prior year-end. There were no cash or cash equivalents as at November 30, 2005 or at the prior year-end. The agreement with respect to the bank indebtedness contains three restrictive covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all but the current ratio covenant at November 30, 2005. In the event of a covenant violation, the lender has agreed to issue a monthly service charge in the amount of $5,000 Ca-nadian until the covenant is in compliance.

The Company has an operating line of $3,856,372, subject to the availability of eligible collateral, resulting in unused borrowing capacity of $305,124 at November 30, 2005. The Company has no significant planned capital projects and believes that it currently has suficient working capital to continue operations for the next twelve months and thereafter. Should any significant capital projects be planned, they may require third party financing.

Net cash utilized in operating activities for the three months ended November 30, 2005 was $156,780 compared to $66,139 in the prior year. In the quarter ended November 30, 2005, additional cash was utilized for listing fees, marketing expenses and sales expenses to promote the Company's owned and licensed brands. In the quarter ended November 30, 2005, working capital changes generated $211,673 due to an decrease in trade accounts receivable that generated $1,082,471 related to a seasonal decrease in sales from the previous quarter offset by an increase in inventory to position for expected sales levels of the Company's new TrueBlue brand that utilized $420,747, an increase in prepaid expenses that utilized $10,330 due to an increase in prepaid listing fees offset by reductions in prepaid insurance premiums and other prepaid items, and a seasonal decrease in accounts payable that utilized $439,721. In the quarter ended November 30, 2004, working capital changes generated $245,253 due to a decrease in trade accounts receivables that generated $1,193,901 related to a seasonal decrease in sales from the previous quarter, a seasonal decrease in inventory that generated $382,631, a decrease in prepaid expenses that generated $56,599 offset by a seasonal decrease in accounts payable that utilized $1,387,878.

Net cash utilized in operating activities for the nine months ended November 30, 2005 was $200,773 compared to $1,061,186 generated in the prior fiscal year. In the nine months ended November 30, 2005, additional cash was utilized for listing fees, marketing expenses and sales expenses to promote the Company's owned and licensed brands. In the nine months ended November 30, 2004, a portion of the cash generated from operating activities was a result of non-recurring contract settlements. In the nine months ended November 30, 2005, working capital changes utilized $974,635 due to an increase in trade accounts receivables that utilized $480,070 due to a change in sales mix between co-pack customers having credit terms of 15 days and distribution customers with credit terms of 30 days, an increase in inventory that utilized $1,693,203 mostly due to the Company's new TrueBlue brand and higher inventory levels of Hansen's products and Fiji Water, an increase in prepaid expenses that utilized $586,075 mostly due to prepaid listing fees, offset by an increase in accounts payable that generated $1,784,713. In the nine months ended November 30, 2004, working capital changes utilized $1,216,032 due to a reduction in accounts payable that utilized $3,297,691, offset by a decrease in prepaid expenses that generated $10,601, and seasonal decrease in inventory that generated $345,190 and a decrease in accounts receivable that generated $1,725,868 due to fewer sales to co-pack customers in which the Company supplies the raw materials.

In the quarter ended November 30, 2005, net cash generated from investing activities was $11,210 compared to $37,080 utilized in the same quarter of the previous year. $35,273 was expended on the purchase of capital assets compared to $25,036 in the prior year. In the current year, $7,915 was expended on equipment for the bottling operations compared to $14,845 in the prior year, $23,006 was expended on vehicles in the current year and $4,352 was expended on office equipment and software compared to $10,191 in the prior year. The sale of assets generated $46,483 in the current year mostly from the sale of vehicles compared to $34,850 in the prior year from the sale of production equipment. Expenditures on deferred costs for product development utilized $46,894 in the prior year. In the nine months ended November 30, 2005, net cash utilized in investing activities was $104,990 compared to $237,282 in the same period of the previous year. $158,029 was expended on the purchase of capital assets compared to $201,663 in the prior year. In the current year, $63,991 was expended on equipment for the bottling operations compared to $139,465 in the prior year, $32,049 was expended on vehicles compared to $28,582 in the prior year, and $61,989 was expended on office equipment, software, and leasehold improvements compared to $33,616 in the

Leading Brands, Inc - Q3 REPORT | 7

prior year. The sale of assets generated $53,039 compared to $41,635 in the prior year. In the prior year, expenditures on deferred costs for product development utilized $77,254.

In the quarter ended November 30, 2005, financing activities generated $120,788 compared to $62,308 utilized in the prior year. In the current year, the Company repaid long-term debt of $224,197 compared to $212,682 in the prior year and increased bank indebtedness in the amount of $344,985 compared to $145,935 in the prior year. In the prior year, the Company generated $4,439 from issuance of common share capital.

In the nine months ended November 30, 2005, financing activities generated $233,981 compared to $971,678 utilized in the prior year. In the current year, the Company repaid long-term debt of $654,619 compared to $874,728 in the prior year, increased bank indebtedness in the amount of $860,283 compared to a decrease in bank indebtedness of $490,501 in the prior year. In the prior year, the company generated $389,112 in proceeds from additional long term debt to fund additions to the bottling plant equipment. In the current year, the Company generated $28,317 from issuance of common share capital compared to $4,439 in the prior year.

Trend Information
During the first nine months of the fiscal year the Company invested heavily in sales and marketing expenses, primarily in support of the North American-wide launch of its True-Blue blueberry cocktail brand. A principal focus of those efforts is obtaining listings in chain grocery stores, which in the main require brand owners to pay slotting fees in order to obtain shelf space. The Company on average experiences a 12 week delay between the date it receives approval for the listing of one of its products and the date the product reaches the store shelf. Consequently, sales and marketing expenses do not necessarily translate into increased sales in the same fiscal quarter. The Company is now starting to see the results of these efforts in the gross revenue increase of 35% in this quarter over the same quarter of the last fiscal year. The trend of revenue growth is expected to continue into the 2006 fiscal year. The Company will continue to fo -cus on increasing the distribution of its brands and building its co-pack business while controlling overhead costs.

Related Party Transactions
The Company had no changes to related party agreements during the quarter.

Disclosure of Outstanding Share Data
At January 5, 2006 the Company had 15,075,069 issued and outstanding common shares.

There were also 2,970,519 issued and outstanding stock options, of which 2,138,892 were vested.

8 | Q3 REPORT - Leading Brands, Inc

Leading Brands, Inc.
Consolidated Balance Sheet

(UNAUDITED)	November 30	February 28
(EXPRESSED IN UNITED STATES DOLLARS)	2005	2005

ASSETS
Accounts receivable	$2,926,519	$2,247,896
Inventory	4,756,056	2,823,307
Prepaid expenses and deposits (Note 8)	841,377	213,635
Future income taxes - current (Note 5)	291,370	275,639
	8,815,322	5,560,477

Property, plant and equipment	9,916,717	9,866,592
Trademarks and rights	93,376	88,334
Goodwill (Note 4)	2,873,890	2,718,721
Deferred costs	95,514	157,207
Other	42,849	125,783
Future income taxes - long term (Note 5)	1,954,099	2,092,128
Total Assets	$23,791,767	$20,609,242

LIABILITIES
Bank indebtedness	$3,551,248	$2,512,897
Accounts payable and accrued liabilities	5,042,020	2,999,526
Current portion of long-term debt (Note 7)	1,002,593	947,429
	9,595,861	6,459,852
Long-term debt (Note 7)	2,399,274	2,913,843
	11,995,135	9,373,695

SHAREHOLDERS' EQUITY
Share capital (Note 3)
Common shares	25,828,118	25,799,818
Contributed surplus (Note 2)	1,509,888	1,297,133
Currency translation adjustment	2,601,929	1,873,354
Deficit	(18,143,303)	(17,734,758)
	11,796,632	11,235,547
Total Liabilities and Shareholders' Equity	$23,791,767	$20,609,242

Leading Brands, Inc - Q3 REPORT | 9

Leading Brands, Inc.
Consolidated Statement of Income (Loss) and Deficit

(UNAUDITED)	Three months	Three months	Nine months	Nine months
(EXPRESSED IN UNITED STATES DOLLARS)	ending	ending	ending	ending
	November 30	November 30	November 30	November 30
	2005	2004	2005	2004

Gross Sales	$9,556,435	$7,057,509	$30,107,593	$27,552,994
Less: Discounts, allowances and rebates	(407,186)	(193,270)	(970,605)	(610,286)
Net Sales	9,149,249	6,864,239	29,136,988	26,942,708

Cost of sales	6,576,844	5,095,069	20,276,730	18,945,884
Selling, general & administration expenses	2,905,312	2,017,131	8,046,950	6,393,623
Amortization of property, plant and equipment	219,740	228,183	635,744	647,459
Amortization of deferred costs and other	23,415	21,217	68,054	55,422
Interest on long term debt	46,701	53,707	141,435	152,854
Interest on current debt	43,000	28,882	110,080	81,718
Loss on sale of assets	27,061	26	27,214	1,611
Other income, net related to contract settlements	-	-	-	(666,547)
	9,842,073	7,444,215	29,306,207	25,612,024

Net income (loss) before taxes	(692,824)	(579,976)	(169,219)	1,330,684

Income tax - current	-	4,135	-	3,835
Income tax (expense) recovery - future income tax	141,944	142,081	(239,326)	(859,514)
Net income (loss)	(550,880)	(433,760)	(408,545)	475,005

Deficit, beginning of period, as previously reported	(17,592,423)	(17,451,636)	(17,734,758)	(17,524,051)

Adjustment for change in accounting for	-	-	-	(836,350)
stock-based compensation (Note 2)

Accumulated deficit, beginning of period, as restated	(17,592,423)	(17,451,636)	(17,734,758)	(18,360,401)

Deficit, end of period	$(18,143,303)	$(17,885,396)	$(18,143,303)	$(17,885,396)

EARNINGS (LOSS) PER SHARE
Basic	$(0.04)	$(0.03)	$(0.03)	$0.03
Diluted	$(0.04)	$(0.03)	$(0.03)	$0.03

Weighted average number of shares outstanding	15,075,069	15,042,807	15,059,469	15,041,042

10 | Q3 REPORT - Leading Brands, Inc

Leading Brands, Inc.
Consolidated Statement of Cash Flows

(UNAUDITED)	Three months	Three months	Nine months	Nine months
(EXPRESSED IN UNITED STATES DOLLARS)	ending	ending	ending	ending
	November 30	November 30	November 30	November 30
	2005	2004	2005	2004
Cash provided by (used in)

OPERATING ACTIVITIES
Net income (loss)	($ 550,880)	($ 433,760)	($ 408,545)	$475,005
Items not involving cash
Depreciation and amortization	243,155	249,400	703,798	702,881
Loss on sale of assets	27,061	26	27,214	1,611
Changes in non-cash operating working	211,673	245,253	(974,635)	(1,216,032)
capital items (Note 6)
Future income taxes	(142,954)	(142,081)	238,316	859,514
Stock based compensation expense (Note 3)	55,165	15,023	213,079	238,207
	(156,780)	(66,139)	(200,773)	1,061,186
INVESTING ACTIVITIES
Purchase of property, plant & equipment	(35,273)	(25,036)	(158,029)	(201,663)
Proceeds on sale of assets	46,483	34,850	53,039	41,635
Expenditures on deferred costs	-	(46,894)	-	(77,254)
	11,210	(37,080)	(104,990)	(237,282)
FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	344,985	145,935	860,283	(490,501)
Issuance of common share capital	-	4,439	28,317	4,439
Proceeds from issuance of long-term debt	-	-	-	389,112
Repayment of long-term debt	(224,197)	(212,682)	(654,619)	(874,728)
	120,788	(62,308)	233,981	(971,678)

Decrease in cash	($ 24,782)	($ 165,527)	($ 71,782)	($ 147,774)

Effect of exchange rate changes on cash	$24,782	$165,527	$71,782	$147,774
Cash, beginning and end of year	-	-	-	-

Interest paid	$89,576	$79,360	$251,657	$232,721
Income tax paid (recovered)	$1,010	($ 4,135)	$1,010	($ 3,835)

Leading Brands, Inc - Q3 REPORT | 11

Leading Brands, Inc.
Notes to Consolidated Financial Statements
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

1. BASIS OF PRESENTATION
The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company's most recent audited annual consolidated financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements.

Certain of the comparative figures have been reclassiffed to conform with the current period's presentation.

Results of operations for interim periods are not indicative of annual results.

2. CHANGE IN ACCOUNTING POLICY
Effective March 1, 2004, the Company has adopted, on a retroactive basis without restatement, the recommendations of CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at March 1, 2004 by $836,350 with a corresponding increase to reported contributed surplus.

3. SHARE CAPITAL

Authorized:	November 30, 2005
Common shares without par value	500,000,000
Preferred shares without par value designated into the following series:
Series "A" preferred shares, without par value	1,000,000
Series "B" preferred shares, without par value	100
Series "C" preferred shares, without par value	1,000,000
Series "D" preferred shares, without par value	4,000,000
Series "E" preferred shares, without par value	4,000,000
Undesignated	9,999,900
Issued: Common shares without par value
Outstanding at August 31, 2005	15,075,069
Issued	0
Outstanding at November 30, 2005	15,075,069

	Issued and	Weighted
Stock options granted, exercised and	outstanding	average
cancelled since August 31, 2005	options	exercise price
Outstanding at August 31, 2005	2,880,519	$1.125
Issued	100,000	1.20
Exercised	-	-
Cancelled	(10,000)	1.00
Outstanding at November 30, 2005	2,970,519	$1.128

At November 30, 2005, there were 2,119,938 vested options outstanding at an average exercise price of $1.13.

In the quarter ended November 30, 2005, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions as follows: risk-free rate - 4.17%, dividend rate - 0%, volatility factor - 104.75% and weighted average expected life of the options in months - 120. Fair value - $1.11 per option.

4. GOODWILL
Goodwill is recorded at cost less amounts written off to reflect a permanent impairment in value. The change in the goodwill balance from February 28, 2005 is due to translation adjustments.

5. INCOME TAXES
The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The Company continues to record current and future income tax amounts based on the Company's results at the current income tax rate and expected net realizable value. Although the Company has tax loss carry-forwards and other future income tax assets, there is uncertainty as to utilization of the full amount of these future income tax assets. Accordingly, the future income tax asset amounts have been partially offset by an uncertainty provision.

12 | Q3 REPORT - Leading Brands, Inc

6. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months	Three months	Nine months	Nine months
	ending	ending	ending	ending
	November 30	November 30	November 30	November 30
	2005	2004	2005	2004
Accounts receivable	$1,082,471	$1,193,901	($ 480,070)	$1,725,868
Inventory	(420,747)	382,631	(1,693,203)	345,190
Prepaid expenses	(10,330)	56,599	(586,075)	10,601
Accounts payable and accrued liabilities	(439,721)	(1,387,878)	1,784,713	(3,297,691)

Changes in noncash operating working capital items	$211,673	$245,253	($ 974,635)	($ 1,216,032)

7. LONG-TERM DEBT
The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. It also contains three restrictive covenants, which are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all but the current ratio covenant as at November 30, 2005. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classiffed in accordance with the bank loan repayment schedule.

8. PREPAID EXPENSES AND DEPOSITS

	November 30	February 28
	2005	2005
Listing fees	$598,128	$973
Insurance premiums	146,054	71,396
Rental deposits and other	97,195	141,266
Total prepaid expenses and deposits	$841,377	$213,635

9. SEGMENTED INFORMATION
The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company’s opera -tions, assets and employees are located in Canada.

10. SEASONALITY
The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

Leading Brands, Inc - Q3 REPORT | 13

Leading Brands, Inc. At a Glance

Leading Brands, Inc.is North America's only fully integrated premium beverage company .

Shareholder Information:
Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX .com

The Company's annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar .com .

Officers of the Company and its subsidiaries

Sinan ALZubaidi	Robert Mockford
VP of Bottling Operations	VP of Operations

Richard Chartier	Dave Read
VP of Business Development	President - LBI Brands, Inc.

Jody Christopherson	Joanne Saunders
VP of Sales, Western Canada	VP of Marketing

Thomas Gaglardi	Pat Wilson
Secretary	VP of Sales, and
President - Leading Brands USA, Inc
Donna Higgins, CGA
Chief Financial Officer

Ralph D.McRae
Chairman, President and Chief Executive Officer

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6
Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200
www.LBIX .com

14 | Q3 REPORT - Leading Brands, Inc